   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 29, 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------


                              SUNRISE MEDICAL INC.


                           (NAME OF SUBJECT COMPANY)


                              SUNRISE MEDICAL INC.


                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  867910 10 1

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------


                              MURRAY H. HUTCHISON
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                              SUNRISE MEDICAL INC.
                         2382 FARADAY AVENUE, SUITE 200
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 930-1500


 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                               PAUL TOSETTI, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                             LOS ANGELES, CA 90071
                                 (213) 485-1234


/ /  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on October 30, 2000, as amended November 7, 2000 (the "Schedule 14D-9"), by Sunrise Medical Inc., a corporation organized under the laws of the State of Delaware (the "Company"), relating to an offer by V.S.M. Acquisition Corp., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of V.S.M. Holdings, Inc., a corporation organized under the laws of State of Delaware ("Holdings") and a wholly owned subsidiary of V.S.M. Investors, LLC, a Delaware limited liability company ("Parent") and an affiliate of Vestar Capital Partners IV, L.P., disclosed in a Tender Offer Statement on Schedule TO, dated October 30, 2000, as amended November 6, 2000 and November 29, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding Shares at a price of $10.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase, dated October 30, 2000, as amended and supplemented by the supplement dated November 29, 2000 (collectively referred to as the "Offer to Purchase"), and the related letter of transmittal (the "Letter of Transmittal," which, as may be amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer").



ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON.



    The first paragraph of the response to Item 2(d) is hereby amended and restated in its entirety as follows:



    "(d) TENDER OFFER. This Schedule 14D-9 relates to the offer by V.S.M. Acquisition Corp., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of V.S.M. Holdings, Inc., a corporation organized under the laws of State of Delaware ("Holdings") and a wholly owned subsidiary of V.S.M. Investors, LLC, a Delaware limited liability company ("Parent") and an affiliate of Vestar Capital Partners IV, L.P., disclosed in the Tender Offer Statement on Schedule TO, dated October 30, 2000, as amended on November 6, 2000 and November 29, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding Shares at a price of $10.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase dated October 30, 2000 as amended and supplemented on November 29, 2000 (collectively referred to as the "Offer to Purchase"), and the related letter of transmittal (the "Letter of Transmittal," which, as may be amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer")."



ITEM 4. THE SOLICITATION OR RECOMMENDATION.



    Item 4(b) BACKGROUND OF THE MERGER is hereby amended and supplemented as follows:



    The second sentence of the third paragraph is amended and restated in its entirety as follows:



    "Following the press release, the Company received inquiries from approximately 16 third parties, primarily financial buyers, interested in a potential transaction with the Company."



    The sixth through fifteenth paragraphs are amended and restated in their entirety as follows:



    "In the spring of 2000, members of the Company's senior management continued to formulate and revise a series of internal restructuring plans and examined various secured and unsecured financing alternatives. On February 29 and April 25, 2000, the Board met and received briefings on these matters from members of the Company's senior management, including Mr. Hammes, Steven Jaye (the Company's general counsel and senior vice president), Ted Tarbet (the Company's chief financial officer), Raymond Huggenberger (the Company's senior vice president and president of European operations), Geoff Cooper (the Company's vice president and chief information officer), and John Radak (the Company's controller). Also, Mr. Hammes and Mr. Jaye reported to the Board as to the inquiries they had received from potential financial partners.



    Following these Board meetings and through mid-June, at the request of the Board, Mr. Hammes and Mr. Jaye met with representatives of four prospective financial partner groups, answering questions regarding the Company and its business and prospects. On May 11, 2000, Messrs. Hammes, Jaye and Radak held a preliminary meeting with representatives of Park Avenue Equity Partners, L.P. ("Park Avenue") and Vestar Capital Partners IV, L.P. ("Vestar"). Also on that same day, Mr. Hammes and Mr. Jaye held a preliminary meeting with representatives of a consortium consisting of four prospective merchant banking partners which indicated interest in exploring a possible leveraged buyout or recapitalization involving the Company.



    Mr. Hammes and Mr. Jaye again met with representatives of the merchant banking consortium on June 1, 2000. On June 7, 2000, Mr. Hammes, Mr. Jaye and Mr. Radak, together with representatives of Deutsche Banc Alex. Brown, again met with the consortium. At this meeting, management made a presentation regarding the Company and its business and prospects and answered questions regarding the challenges facing the Company's restructuring plans.



    On June 14, 2000, Mr. Hammes and Mr. Jaye, together with representatives of Deutsche Banc Alex. Brown, met with Vestar and Park Avenue. At this meeting, members of the Company's senior management made a presentation to representatives of Vestar and Park Avenue. Also at this meeting, representatives of Vestar and Park Avenue discussed their preliminary interest in pursuing with the Company a leveraged recapitalization transaction that potentially would value the Common Stock at a price per Share of $10.00.



    In mid-June 2000, Mr. Hammes and Mr. Jaye, together with representatives of Deutsche Banc Alex. Brown, also met again with representatives of the consortium of four merchant banking firms to discuss further the consortium's interest in a possible leveraged buyout or recapitalization transaction. The consortium suggested a price per Share significantly lower than $10.00, and expressed concern regarding the likelihood of successful implementation of the Company's restructuring plans. In the week that followed, a member of the consortium contacted the Company and orally suggested another form of transaction, which also would have resulted in a price per Share significantly lower than $10.00. During this time, again at the request of the Board, Mr. Hammes and Mr. Jaye, together with representatives of Deutsche Banc Alex. Brown, also met with another merchant banking firm to discuss a potential transaction. At that meeting, representatives of management and the prospective financial buyer discussed the Company's business and restructuring plans. The parties also discussed potential financing of any transaction.



    On June 21, 2000 the Board met to discuss, among other matters, the progress made with respect to the Company's internal restructuring plans and financing efforts. The Board was also updated as to the interest of, and discussions held with, Vestar, Park Avenue and the other merchant banking firms referenced above. In light of the high level of interest that was expressed by potential financial partners at the previous meetings, the Board directed Mr. Hammes and Mr. Jaye and Deutsche Banc Alex. Brown to continue to pursue discussions with Vestar, Park Avenue and one other financial partner that had proposed the highest transaction values. At this Board meeting, Deutsche Banc Alex. Brown reviewed with the Board a list of potential strategic partners, and the Board authorized Deutsche Banc Alex. Brown to contact the two strategic partners that the Board believed would be likely to consider and consummate a possible business combination or other strategic transaction with the Company.



    In late June and July of 2000, discussions with Vestar, Park Avenue and the other prospective financial partner continued. The parties continued to discuss the Company's business and restructuring plans and the difficulties the Company had encountered, including its loss of market share during the last few years.



    In late July 2000, Messrs. Hammes, Jaye, Tarbet, Huggenberger, Cooper, Radak, Sam Sinasohn, the Company's vice president of taxes and special projects and Ben Anderson-Ray, the Company's senior vice president and president of its Global Business Group and representatives of Deutsche Banc Alex. Brown met with another prospective financial partner. The members of management made a more detailed presentation of the Company's business and restructuring plans, specifically discussing the challenges to the Company in its restructuring plans. Shortly thereafter, that entity declined any further interest in pursuing a transaction.



    On August 1, 2000, the other prospective financial partner returned the information regarding the Company with which it had been provided, expressing its unwillingness to proceed in a transaction that valued the Company's common stock at or above $10.00 per share. After some discussion, the two strategic partners that had been contacted also expressed no interest in pursuing such a transaction.



    On August 3, 2000, Mr. Hammes and Mr. Jaye and representatives of Deutsche Banc Alex. Brown met with representatives of Vestar and Park Avenue. At that meeting the parties discussed the historical performance of the Company and its proposed restructuring plans, specifically discussing the challenges to the Company in its restructuring plans. Around that time, the Company provided to Vestar and Park Avenue certain confidential information and access to the Company's employees in connection with Vestar's and Park Avenue's business diligence."



    The third sentence of the eighteenth paragraph is amended and restated in its entirety as follows:



    "The proposal provided for a break up fee of $10 million if a superior proposal was accepted by the Company or if any acquisition proposal was accepted by the Company within 12 months of the termination of the agreement with Parent. It also provided for expense reimbursement arrangements whereby the Company would be responsible for up to $4 million of expenses incurred by Parent."



    Item 4(c) "REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS" is hereby amended and supplemented as follows:



    Paragraphs 2 through 4 are hereby amended and restated in their entirety as follows:



    "2. The Board considered the relationship of the Offer price to the historical market prices of the Shares, with particular focus on the market prices of the Shares during the period from January 1, 1999 to October 13, 2000, during which period the trading volume of the Shares equaled approximately 96.9% of the Shares in the public float. The Board noted that approximately 92% of such Shares were traded at a price below $8.00 per Share. The Board also noted the low and high market prices of the Shares of $3.75 and $7.13 per Share, respectively, during the 52-week period (a period often used as a reference point for the short-term trends in the market prices of publicly traded securities) preceding public announcement of the Offer and the Merger. The Board also considered the fact that the cash consideration that the Company's stockholders would receive for each Share under the Revised Proposal was at a significant premium to the Company's then-current market price.



    3. The fact that the Board had explored the possibility of pursuing various other possible transactions that would enhance stockholder value, including the Company's alternative to remain an independent public company and the possibility of curtailing operations in an attempt to increase profitability, and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates. The Board considered the Company's failure starting in 1996 to successfully implement a series of restructuring plans and achieve the desired results. The Board also considered that during this period the Company had lost market share and earned significantly lower profits than a number of its competitors, and had failed to demonstrate convincingly any transformation to a significantly higher growth or higher profitability business. In addition, the Board also considered the possibility of achieving the results sought by its current restructuring plans (including attainment of significantly higher growth and profits than the Company has historically achieved) may not in fact be realized.



    4. The Company's business, prospects, financial condition, current business strategy and competitive position in the health care industry. In addition to considering the loss of market share, the failed past restructuring efforts and the possibility that the current restructuring plan would not achieve the results sought, the Board also considered the possibility that the Company's future growth and achievement of its business plan may be constrained by the Company's limited access to debt and equity financing.



    The following paragraph is hereby inserted after paragraph 10:



    "11. The Special Committee considered the ability of the stockholders who may not support the Merger to obtain "fair value" for their shares if they perfect and exercise their appraisal rights under the General Corporation Law of the State of Delaware."



    Item 4(c) "REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS--OPINION OF DEUTSCHE BANC ALEX. BROWN" is hereby amended as follows:



    The second sentence of the sixth paragraph thereof is hereby deleted.



    The first sentence of the first paragraph of the subsection entitled "DISCOUNTED CASH FLOW ANALYSIS" is hereby amended and restated in its entirety as follows:



    "Deutsche Banc Alex. Brown performed a discounted cash flow analysis to estimate the present value of the unleveraged, after-tax free cash flows that the Company could generate during estimated fiscal years 2001 through 2005. In light of the Company's historical financial performance more fully described below, this analysis was based on two scenarios reflecting the potential for different revenue growth rates and EBITDA margins for the Company."



    The first sentence of the second paragraph of the subsection entitled "OTHER FACTORS" is hereby amended and restated in its entirety to read as follows:



    "The above discussion is a summary description of the material financial analyses performed and factors considered by Deutsche Banc Alex. Brown in connection with its opinion to the Special Committee."



    Such paragraph is further amended by inserting after the second sentence thereof the following:



    "Deutsche Banc Alex. Brown's opinion was not based on any single factor or analysis, nor did Deutsche Banc Alex. Brown attribute particular weight to individual factors or analyses. Rather, Deutsche Banc Alex. Brown believed that the totality of the factors considered and analyses performed by Deutsche Banc Alex. Brown in connection with its opinion operated collectively to support its determination as to the fairness of the $10.00 per Share cash consideration from a financial point of view."



    Item 4(c) "REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS--OPINION OF BATCHELDER & PARTNERS, INC." is hereby amended as follows:



    The first sentence of the fourth paragraph is hereby amended by deleting the word "solely".



    The subsection entitled "COMPARABLE PUBLIC COMPANY ANALYSIS" is amended by inserting after the fifth sentence thereof the following:



    "This analysis indicated an implied equity value of between $2.41 and $13.87 per Share."



    Such subsection is further amended by inserting after the penultimate sentence thereof the following:



    "This analysis indicated an implied equity value of between $0.84 and $8.60 per Share."



    The subsection entitled "COMPARABLE TRANSACTION ANALYSIS" is amended by inserting after the penultimate sentence thereof the following:



    "This analysis indicated an implied equity value of between $2.81 and $16.56 per Share."



    The subsection entitled "PREMIUMS PAID ANALYSIS" is amended by inserting at the end thereof the following:



    "This analysis indicated an implied equity value of between $7.85 and $8.75 per Share."

    The fourth sentence of the second paragraph of the subsection entitled "DISCOUNTED CASH FLOW ANALYSIS" is hereby amended and restated in its entirety to read as follows:



    "The above discussion is a summary description of the material analyses and examinations actually conducted by Batchelder in the preparation of its opinion."



    The third sentence of the third paragraph of such subsection is hereby amended by deleting the word "solely" in each of the two places it appears.



    Annex C to the Schedule 14D-9 is hereby deleted in its entirety and replaced with Annex C to this Schedule.



    ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED. The following sentence is to be inserted at the end of the second paragraph under subsection Item 5(a)--"DEUTSCHE BANC ALEX. BROWN:"



    "During the past two years, Deutsche Banc Alex. Brown and its affiliates have received fees totaling approximately $10.8 million in the aggregate for its financial services to the Company and Vestar and its affiliates."



    ITEM 8. ADDITIONAL INFORMATION. The response to Item 8(b)--"PENDING LITIGATION" is supplemented as follows:



    The last paragraph of the subsection entitled "PENDING LITIGATION" is hereby amended and supplemented by adding the following sentences after the first sentence thereof:



    "The actions KRIM V. SUNRISE MEDICAL INC. ET AL. and HARBOR FINANCE PARTNERS
V. SUNRISE MEDICAL INC. ET AL. have been consolidated, and as of the date hereof, discovery has not been commenced. In connection with ROGERS V. SUNRISE MEDICAL INC., ET AL., discovery requests have been made of the Company and its directors, the Special Committee's financial advisors, Vestar, Parent, Holdings and Purchaser. Each of these parties is in the process of responding to such discovery requests. On November 21, 2000 the Court in ROGERS denied a motion for a temporary restraining order of the Offer and the Merger, granted some limited expedited discovery in the case and scheduled a hearing on plaintiff's motion for a preliminary injunction in connection with the Offer and the Merger for December 1, 2000. The defendants believe that such motion is wholly without merit and intend to defend it vigorously."



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.



    Item 9 is hereby amended by adding the exhibits indicated:



       EXHIBIT
---------------------
(a)(1)(K)               Supplement to the Offer to Purchase dated November 29, 2000
                        (incorporated herein by reference to Exhibit (a)(1)(ix) to
                        Schedule TO filed by Purchaser with respect to the Company on November 29, 2000.

(a)(1)(L)+              Supplement to Information Statement Pursuant to
                        Section 14(f) of the Securities Exchange Act of 1934 and
                        Rule 14f-1 thereunder (incorporated by reference herein and attached hereto as Annex A).

(a)(5)(L)+              Text of Press Release, dated November 28, 2000.

(e)(4)+                 Opinion of Batchelder & Partners, Inc., dated October 16,
                        2000 (incorporated by reference herein and attached hereto as Annex C).


------------------------


+  Filed herewith.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 29, 2000



                                          SUNRISE MEDICAL INC.
                                          By: /s/ MURRAY H. HUTCHISON
                                          --------------------------------------
                                          Name: Murray H. Hutchison
                                          Title: Chairman of the Board
                                              of Directors

                                                                         ANNEX A



    The Information Statement, pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, attached as Annex A to the
Schedule 14D-9 dated October 30, 2000 is amended and supplemented as follows:



    "EXECUTIVE COMPENSATION--Summary Compensation Table" is hereby amended and supplemented as follows:



                                                                                  LONG-TERM COMPENSATION
                                                       ANNUAL COMPENSATION    ------------------------------
                                            FISCAL    ---------------------   STOCK OPTION      ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR     SALARY(10)   BONUS(1)      GRANTS      COMPENSATION(7)
---------------------------                --------   ----------   --------   ------------   ---------------
Thomas H. O'Donnell(5)...................    1998       310,000          0       25,000          172,811
  Corporate Senior Vice President;
  President, North America
Steven A. Jaye...........................    1999       226,153          0       30,000           16,509
  Senior Vice President, Chief               1998       228,289          0       22,000           16,702
  Administrative Officer; General
  Counsel; Secretary



    The title for Ben Anderson-Ray is amended and restated to read "CORPORATE SENIOR VICE PRESIDENT; PRESIDENT, GLOBAL BUSINESS GROUP"



    The title for Raymond Huggenberger are amended and restated to "CORPORATE SENIOR VICE PRESIDENT; PRESIDENT, EUROPEAN OPERATIONS" and a footnote reference "(6)" is added following his name.



    Footnotes 3 and 7 to the Summary Compensation Table are amended to read as follows:



(3) Mr. Hutchison served as interim Chief Executive Officer and President from October 1999 to January 2000. Compensation presented reflects consulting fees paid and stock options granted to Mr. Hutchison for his services as Interim Chief Executive Officer and President. Compensation presented includes directors' fees paid and stock options granted to Mr. Hutchison in his capacity as a Non-employee Director of the Company.



(7)



                                                   FISCAL    PROFIT SHARING/
NAME                                                YEAR      SAVINGS PLAN
----                                              --------   ---------------
Ben Anderson-Ray................................    1999          10,464

Steven A. Jaye..................................    1999          10,464
                                                    1998          10,584



    Footnote 10 is added to the Summary Compensation Table as follows:



    "(10) The amounts include compensation for accrued vacation."



    Footnote (1) to the the table entitled "Aggregated Option/SAR Exercises in Fiscal 2000 and June 30, 2000 Option/SAR Values" is amended and restated in its entirety to read as follows:



    "(1) Includes 4,000 exercisable options (with a value of $0) held by Mr. Hammes that were granted to him in the capacity as a Non-employee Director, and 29,000 exercisable options (with a value of $6,870) and 10,000 unexercisable options (with a value of $0) held by Mr. Hutchison that were granted to him in the capacity as a Non-employee Director."



    The last sentence in the third paragraph of the section captioned "DIRECTOR COMPENSATION" is amended and restated in its entirety to read as follows:

    "In fiscal year 2000, Messrs. Ault, Hutchison, Pierpoint, Stemler and Woodhull each received an option grant covering 20,000 options (at an exercise price of $4.188 per share). Directors may elect to receive their annual retainer of $16,000 either in cash paid monthly or in stock options with a 25% gross-up. For fiscal year 2000, all Non-employee Directors elected to receive 6,000 stock options as their annual retainer. Mr. Hammes did not receive an option grant as a Non-employee Director during fiscal year 2000."



    "REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION--Compensation of the Chief Executive Officer"



    The seventh sentence of the first paragraph is amended and restated in its entirety to read as follows:



    "Pursuant to his Consulting Agreement, Mr. Chandler is entitled to consulting payments and continued vesting of stock options through September 2002, and he (and his wife) are entitled to receive health, dental and visual insurance benefits through 2008 and Mr. Chandler is entitled to continued life and accident insurance through 2002."



    The second sentence of the second paragraph is amended and restated in its entirety to read as follows:



    "His compensation package was negotiated and includes a base salary of $550,000, a bonus level for meeting specified goals equal to 50% of annual salary, prorated to account for the number of months worked in the fiscal year, and reimbursement of moving expenses (plus tax gross-up on such payments) and of reasonable legal fees incurred in negotiating the package."



    The penultimate sentence of the second paragraph is amended and restated in its entirety to read as follows:



    "Vesting of two thirds of the options automatically accelerate upon a change of control, with the remaining one-third accelerating to the extent the change in control price exceeds the stock price targets."



    The second introductory paragraph following the material in bullet points in the section captioned "Security Ownership of Certain Beneficial Owners and Management" is amended and restated in its entirety to read as follows:



    "On October 17, 2000 there were a total of 22,359,218 shares of the Company's common stock issued and outstanding. Except for information based on Schedules 13D, 13F or 13G, as indicated in the footnotes hereto, beneficial ownership is stated as of October 17, 2000. For each person all shares subject to options held by such person that are exercisable within 60 days of October 17, 2000 are included in determining beneficial ownership and percentage ownership for such person, as if such shares were outstanding on October 17, 2000."

"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"



    The table is amended and supplemented to read as specified below:



                                                      AGGREGATE NUMBER
                                                         OF SHARES       OPTIONS VESTED   APPROXIMATE
                                                        BENEFICIALLY     OR ACQUIRABLE    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNERS(1)                  OWNED(2)         AT MERGER         CLASS
----------------------------------------              ----------------   --------------   -----------
Richard H. Chandler(4)..............................                                         9.53%(5)
  Freedom Scientific Inc.
  2131 Palomar Airport Road, Suite 200
  Carlsbad, CA 92009

Chancellor LGT Asset Management.....................      1,731,700(3)                        7.7%
  1166 Avenue of the Americas
  New York, NY 10036



    Footnote (3) to the the table is amended and restated in its entirety to read as follows:



    "(3) Based upon holdings reported by the named institutions in filings with the Securities and Exchange Commission on Forms 13D, 13F and/or 13G, together with telephonic confirmation of holdings (where possible) as of October 17, 2000."



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



    The final sentence of the first paragraph of the section captioned is amended and restated in its entirety to read as follows:



    "Mr. Chandler beneficially holds approximately 9.53% of the Company's outstanding securities."



    The following sentence is added to the end of the first paragraph of the subsection captioned "Indebtedness of Management":



    "No payments are due until such time, except that the amount of any bonus received by Mr. Hammes from his former employer is required to be used in payment on this note."

                                                                         ANNEX C



                            BATCHELDER & PARTNERS, INC.
                        11975 EL CAMINO REAL, SUITE 300
                          SAN DIEGO, CALIFORNIA 92130



                                                       TELEPHONE: (858) 704-3300


                                                      TELECOPIER: (858) 704-3340



                                                October 16, 2000



Special Committee of the Board of Directors
Sunrise Medical Inc.
2382 Faraday Avenue
Suite 200
Carlsbad, CA 92008



Gentlemen:



    You have asked us to advise you with respect to the fairness from a financial point of view of the Consideration (as herein defined) to be paid by V.S.M. Investors, LLC, V.S.M. Holdings, Inc. and V.S.M. Acquisition Corp. (individually and collectively, the "Acquiror") to the common shareholders (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) of Sunrise
Medical Inc., (the "Company"), pursuant to the terms of the Agreement and Plan of Merger dated as of October 16, 2000 (the "Merger Agreement") as of the date hereof. The Merger Agreement provides for, among other things, the acquisition by the Acquiror of all of the outstanding shares of common stock, $1.00 par value per share (the "Shares") of Sunrise Medical Inc. in exchange for $10.00 per Share in cash (the "Consideration"), subject to certain terms and conditions more fully described in the Merger Agreement (the "Merger"). We are acting as non-exclusive financial advisor to the Company's Special Committee in connection with the Merger (although in so acting, we are not entering into an agency or other fiduciary relationship with the Special Committee, the Company, its Board or stockholders or any other person) and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Except as otherwise defined herein, capitalized terms have the meanings ascribed to such terms in the Merger Agreement.



    In connection with our opinion, we have, among other things: (i) reviewed certain publicly available and internal financial and other data with respect to the Company, including the financial statements for recent years (the last audited Company financial statements provided to Batchelder & Partners, Inc. were as of June 30, 2000) and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for the Common Stock; (iv) reviewed and discussed with Deutsche Banc Alex. Brown, the Company's financial advisor, the background, history and terms of the transaction;
(v) compared the Company from a financial point of view with certain other companies that we deemed to be relevant; (vi) considered the financial terms, as they relate to the Company and to the extent publicly available, of selected recent business combinations of companies that we deemed to be comparable, in whole or in part, to the Merger; (vii) discussed with the Company's management the prospects for, and business challenges facing, the Company absent the Merger; (viii) reviewed and discussed with representatives of the Company's management certain information of a business and financial nature regarding the Company, furnished to us by them, including management's financial forecasts and related assumptions of the Company and the benefits expected to result from the Merger; (ix) made inquires regarding, and discussed, the Merger and the Merger Agreement and other matters related thereto with Company's counsel; and (x) performed such other analyses and examinations as we deemed appropriate.



    In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its accuracy and completeness in all material respects. With respect to the financial forecasts provided to us by representatives of the Company's management, (i) management has advised us that the forecasts provided to us accurately reflect the judgment of management; (ii) upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts, including projections of restructuring charges, have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time and through the date hereof as to the future financial performance of the Company; and (iii) that such projections provide a reasonable basis upon which we can form our opinion. In rendering our opinion, we express no view as to the reasonableness of the forecasts provided to us by the Company's management or the assumptions on which such forecasts are based. You have advised us and we have assumed, that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. The management of the Company has advised us and we have assumed that they are not aware of any facts or circumstances that would make the information reviewed by us inaccurate or misleading. We have relied on advice of your counsel and the independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations including any applicable foreign laws. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. We were not retained or requested to consider any strategic alternatives to the Merger or to seek indications of interest from potential buyers in connection with rendering an opinion nor have we done so. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. Finally, our opinion is based on economic, monetary, currency exchange, financial markets and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, and except as specifically provided below, we do not assume any obligation to update, revise or reaffirm this opinion.



    We have further assumed with your consent that the representations and warranties of each party in the Merger Agreement are true and correct, that each party to the Merger Agreement will perform all of the covenants and agreements required to be performed by such party under the Merger Agreement, and that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder. We have also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.



    Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Shares (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) pursuant to the Merger Agreement is fair to such holders from a financial point of view.

    This opinion is directed to the Special Committee for use in connection with its consideration of the Merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or otherwise. This opinion is not a recommendation to any stockholder as to whether any stockholder should tender Shares into the Tender Offer pursuant to the Merger Agreement. Further, this opinion addresses only the financial fairness of the Consideration to be received by the stockholders of the Company (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) as of the date hereof, and it does not address any other aspect of the Merger including, without limitation, the relative merits of the Merger, any alternatives to the Merger or the Company's underlying business decision to proceed with or effect the Merger including the benefits to be obtained from ongoing independent operations. This opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent except that, if required by law, this opinion may be quoted in its entirety without deletion or modification in any materials to be presented to the shareholders of the Company in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.



                                        Respectfully,



                                        /s/ BATCHELDER & PARTNERS, INC.



                                        BATCHELDER & PARTNERS, INC.

                                 EXHIBIT INDEX



       EXHIBIT
---------------------
(a)(1)(K)               Supplement to the Offer to Purchase dated November 29, 2000
                        (incorporated herein by reference to Exhibit (a)(1)(ix) to
                        Schedule TO filed by Purchaser with respect to the Company on November 29, 2000.

(a)(1)(L)+              Supplement to Information Statement Pursuant to
                        Section 14(f) of the Securities Exchange Act of 1934 and
                        Rule 14f-1 thereunder (incorporated by reference herein and attached hereto as Annex A).

(a)(5)(L)+              Text of Press Release, dated November 28, 2000.

(e)(4)+                 Opinion of Batchelder & Partners, Inc., dated October 16,
                        2000 (incorporated by reference herein and attached hereto as Annex C).


------------------------


+  Filed herewith.